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File No. 038284-0007

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

Amendment No. 3 to Registration Statement on Form S-11 Filed January 18, 2005

(File No. 333-122099)

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 3 to the Company’s Registration Statement on Form S-11 filed on January 18, 2005 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Company has prepared Amendment No. 3 for the purpose of filing with the Commission certain exhibits to the Registration Statement. Amendment No. 3 does not modify any provision of the Prospectus that forms a part of the Registration Statement. We will separately deliver copies of Amendment No. 3 to the members of the Staff specified in the letter from the Staff, dated January 27, 2005, and addressed to Mr. Michael F. Foust, Chief Executive Officer of the Company.

Please do not hesitate to contact me by telephone at (213) 891-8371 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer

Enclosures

cc:	Michael McTiernan, Esq., United States Securities and Exchange Commission

Michael F. Foust, Digital Realty Trust, Inc.